

April 24, 2012

<u>Via Facsimile</u>
Andrew Minkow
Chief Financial Officer, Secretary and Treasurer
Pioneer Power Solutions, Inc.
One Parker Plaza
400 Kelby Street, 9th Floor
Fort Lee, New Jersey 07024

     Re: Pioneer Power Solutions, Inc.
            Form 10-K for the year ended December 31, 2010
            Filed March 31, 2011
            File No. 333-155375

Dear Mr. Minkow:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Kevin L. Vaughn

                            Kevin L. Vaughn
                            Accounting Branch Chief